Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-134317

BEVERLY NATIONAL CORPORATION

June 28, 2006

Dear Shareholder:

We previously forwarded to you a copy of our Preliminary Prospectus dated June 13, 2006, relating to our proposed offering and sale of our common stock. As indicated in our Preliminary Prospectus, our Restated Articles of Organization provide that you, along with all other shareholders, have preemptive rights entitling you to purchase the shares to be issued in common stock offerings in proportion to your stockholdings under such terms and conditions as our Board of Directors has determined to be fair and reasonable. Consequently, as a holder of our common stock on June 2, 2006 (the “Record Date”), you have the right to purchase a number of shares of common stock in the proposed offering equal to the product of (i) the total number of shares of common stock sold in the offering, including the maximum number of shares that may be sold upon the exercise of the underwriter’s over-allotment option, and (ii) the quotient of (A) the number of shares of common stock owned by you as of the Record Date, divided by (B) 1,893,523, the total number of shares of our common stock issued and outstanding as of the Record Date, rounded up to the nearest whole share. Although the number of shares to be sold in the offering will be determined at a later date based upon market conditions, assuming that 805,000 shares are sold, you would be entitled to purchase one share of our common stock for each 2.3522 shares of common stock you held on the Record Date, rounded up to the nearest whole share. To the extent our existing shareholders do not purchase the entire offering of shares of common stock (including the shares subject to the over-allotment option), the remaining shares will be available for sale to the general public, including you.

Our Board of Directors has determined that shareholders who intend to exercise their preemptive rights must submit an indication of interest to Oppenheimer & Company (“Oppenheimer”) no later than 4:00 p.m., Eastern Time, on July 6, 2006. If you intend to exercise your preemptive rights and have not yet contacted Oppenheimer, you should contact them at (800) 247-3243 as soon as possible. Once we have set the offering price and have entered into the underwriting agreement, Oppenheimer will contact those shareholders who, prior to 4:00 p.m. on July 6, 2006, have indicated their interest in purchasing shares of our common stock and will indicate the offering price and number of shares each shareholder is entitled to purchase.

Please contact Oppenheimer directly at (800) 247-3243. We cannot provide you with any information concerning the Company or the offering that is not in the Preliminary Prospectus. However, if you have any difficulty in contacting Oppenheimer, you may contact Michael O. Gilles, our Executive Vice President and Chief Financial Officer, at (978) 720-1226 to assist you in this process.

240 Cabot Street, Beverly, Massachusetts 01915-4588 • (978) 922-2100 • FAX: (978) 720-1296

Sincerely,

/s/ Donat A. Fournier

DONAT A. FOURNIER

President and Chief Executive Officer

The issuer has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-635-6851.

240 Cabot Street, Beverly, Massachusetts 01915-4588 • (978) 922-2100 • FAX: (978) 720-1296